Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV maintains the remainder of its At-the-Market Facility
under its new Base Shelf Prospectus

Dartmouth, Nova Scotia; June 30, 2020 – IMV Inc. (“IMV” or the “Company”) (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company, today announced that in order to maintain the remainder of its at-the-market facility announced on March 18, 2020 under its new Canadian base shelf prospectus, it re-entered into an equity distribution agreement (the “EDA”) dated June 30, 2020 with Piper Sandler & Co. (“Piper Sandler”) pursuant to which the Company may from time to time sell through “at-the-market” offerings (the “ATM Offering”), with Piper Sandler acting as sales agent, on the Nasdaq Capital Market (the “Nasdaq”) such number of common shares that have an aggregate offering price of up to US$24.5 million under the ATM Prospectus Supplement (as defined below). This amount reflects the amount which remains unsold following the Company entering into the initial equity distribution agreement with Piper Sandler for an aggregate amount of US$30 million as of such date and is only being filed as a result of the underlying Canadian final base shelf prospectus expiring on July 5, 2020.

The ATM Offering will be made by way of a prospectus supplement (the “ATM Prospectus Supplement”) to the Company’s Canadian final base shelf prospectus dated June 26, 2020 and the Company’s United States final base shelf prospectus which is contained in the Company’s U.S. registration statement on Form F-10 dated June 19, 2020, as amended (File No. 333-239310) (the “Registration Statement”). The Registration Statement was declared effective by the United States Securities and Exchange Commission (the “SEC”) on June 29, 2020. The ATM Prospectus Supplement has been filed with the Nova Scotia Securities Commission, as principal regulator in Canada, and in the United States with the SEC. The Toronto Stock Exchange (“TSX”) has conditionally approved the ATM Offering.

Piper Sandler, at IMV’s discretion and instruction, will use its commercially reasonable efforts to sell the common shares at market prices from time to time. No offers or sales of common shares will be made in Canada or through the facilities of the TSX.

The Company plans to use the net proceeds from the ATM Offering for general corporate purposes, including but not limited to working capital expenditures, capital expenditures, research and development expenditures, and clinical trial expenditures, including expenditures related to a COVID-19 vaccine candidate.

Copies of the ATM Prospectus Supplement and the accompanying final base shelf prospectus relating to the offered common shares may be obtained for free from the offices of Piper Sandler & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, via telephone at (800) 747-3924 or via email at prospectus@psc.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these common shares in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer-targeted immunotherapies and vaccines based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing a DPX-based vaccine to fight against COVID-19.

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. Forward-looking statements in this news release include, without limitation, statements about the possible sales of common shares and statements regarding how the Company intends to use the proceeds from the sale of shares. Such statements should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company and its products. The Company assumes no responsibility to update forward-looking statements in this press release, except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, the Company’s ability to successfully sell common shares in the proposed offering, the Company’s ability to access capital generally, the successful and timely completion of clinical trials, the receipt of necessary regulatory approvals and other risks detailed from time to time in the Company’s ongoing filings and in its annual information form filed with the Canadian regulatory authorities on SEDAR as www.sedar.com and with the SEC on EDGAR at www.sec.gov. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read the Company’s continuous disclosure documents which are available on SEDAR and on EDGAR.

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV

O: (902) 492-1819 ext : 1042

M: (514) 617-9481 E: mjasmin@imv-inc.com

Josh Rappaport, Director, Stern IR

O: (212) 362-1200

E: josh.rappaport@sternir.com

Media

Delphine Davan, Director of Communications, IMV

M: (514) 968-1046

E: ddavan@imv-inc.com